24 Hr Truck Services LLC
Balance Sheet
As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
Stripe Bank account	
TD BUSINESS CONVENIENCE PLUS (5077)	114.00
Total Bank Accounts	**114.00**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**0.00**
Other Assets	25,000.00
Less Accumulated Amortization	6,333.00
Total Other Assets	**18,667.00**
TOTAL ASSETS	$ 18,781.00
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Default Credit Card	0.00
Total Credit Cards	**0.00**
Total Current Liabilities	**0.00**
Long-Term Liabilities	
Loans - Notes Payable	7,500.00
Loans Notes Payable	0.00
Total Long-Term Liabilities	**7,500.00**
Total Liabilities	**7,500.00**
Equity	
Capital Stock (CS)	100.00
Opening Balance Equity	0.00
Retained Earnings - Prior	(8,882.00)
Shareholders Equity	
Shareholder Contributions - AS	14,150.00
Shareholder Contributions - DS	3,000.00
Shareholder Contributions- DC	67,250.00
Total Shareholders Equity	**84,400.00**
Net Income	**(64,337.00)**
Total Equity	**11,281.00**
TOTAL LIABILITIES AND EQUITY	$ 18,781.00